As filed with the Securities and Exchange Commission on November 13, 2018

Securities Act File No. 333-217093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

 ☐        Pre-effective Amendment No.

 ☒       Post-effective Amendment No. 5

WHITEHORSE FINANCE, INC.

(Exact Name of Registrant as Specified in Charter)

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

(Address of Principal Executive Offices) (Zip Code)

(305) 381-6999

(Registrant’s Telephone Number, Including Area Code)

Richard Siegel

WhiteHorse Finance, Inc.

1450 Brickell Avenue, 31st Floor

Miami, Florida 33131

(Name and Address of Agent for Service)

Copies to:

Thomas J. Friedmann

David J. Harris

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, Massachusetts 02110

(617) 728-7120

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐ This amendment designates a new effective date for a previously filed registration statement.

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is               .

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-217093) of WhiteHorse Finance, Inc. is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 5 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 5 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the Securities and Exchange Commission (the “SEC”). Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 5 shall become effective immediately upon filing with the SEC. The contents of the Registration Statement are hereby incorporated by reference.

WHITEHORSE FINANCE, INC.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial statements

The following financial statements of WhiteHorse Finance, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2) Exhibits

Number	Description

(a)	Form of Certificate of Incorporation (Incorporated by reference to Exhibit (a)(2) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 25, 2012).

(b)	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K, filed on March 2, 2016).

(c)	Not applicable.

(d)(1)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 25, 2012).

(d)(2)	Note Purchase Agreement, dated as of July 13, 2018, relating to the 6.00% Senior Notes due 2023 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on July 17, 2018).

(d)(3)	Form of 6.00% Senior Notes due 2023 (included as part of Exhibit (d)(2)).

(d)(4)	Form of Indenture for Debt Securities of Registrant (Incorporated by reference to Exhibit (d)(5) of Pre-Effective Amendment No. 1 to this Registration Statement on Form N-2, filed May 17, 2017).

(d)(5)	Indenture, dated as of November 13, 2018, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee.

(d)(6)	First Supplemental Indenture, dated as of November 13, 2018, by and between the Registrant and American Stock Transfer & Trust Company, LLC, as trustee.

(d)(7)	Form of 6.50% Notes due 2025 (Included as part of Exhibit (d)(6)).

(d)(8)	Statement of Eligibility on Form T-1 (Incorporated by reference to Form T-1 (File No. 333-217093), filed October 26, 2018).

(d)(9)	Form of Subscription Certificate (Incorporated by reference to Exhibit (d)(2) to the Registrant’s Registration Statement on Form N-2, filed on June 2, 2014).

(d)(10)	Form of Subscription Agent Agreement (Incorporated by reference to Exhibit (d)(4) to the Registrant’s Registration Statement on Form N-2, filed on June 2, 2014).

(d)(11)	Form of Warrant Agreement (Incorporated by reference to Exhibit (d)(5) to the Registrant’s Registration Statement on Form N-2, filed on June 2, 2014).

(d)(12)	Form of Certificate of Designation for Preferred Stock (Incorporated by reference to Exhibit (d)(6) to the Registrant’s Registration Statement on Form N-2, filed on June 2, 2014).

(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit (e) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 25, 2012).

(f)	Not applicable.

(g)	Amended and Restated Investment Advisory Agreement, dated November 1, 2018, between Registrant and WhiteHorse Advisers (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on November 6, 2018).

(h)(1)	Form of Underwriting Agreement for equity securities (Incorporated by reference to Exhibit (h)(1) to the Registrant’s Registration Statement on Form N-2, filed on June 2, 2014).

(h)(2)	Form of Underwriting Agreement for debt securities (Incorporated by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2, filed on June 2, 2014).

(h)(3)	Underwriting Agreement, dated November 8, 2018, by and among the Registrant, H.I.G. WhiteHorse Advisers, LLC, H.I.G. WhiteHorse Administration, LLC, and Ladenburg Thalmann & Co. Inc., as representative of the several underwriters set forth on Schedule I thereto.

(i)	Not applicable.

(j)	Form of Custody Agreement (Incorporated by reference to Exhibit (j) to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on November 8, 2012).

(k)(1)	Administration Agreement between Registrant and H.I.G. WhiteHorse Administration, LLC (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K, filed on March 5, 2013).

(k)(2)	Form of Trademark License Agreement between the Registrant and Bayside Capital, Inc. (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 25, 2012).

(k)(3)	Second Amended and Restated Loan Agreement, dated as of June 29, 2017, by and among WhiteHorse Finance Credit I, LLC, as borrower, WhiteHorse Finance, Inc., as the portfolio manager, JPMorgan Chase Bank, National Association, as administrative agent, together with any lenders from time to time party thereto, and the collateral administrator, collateral agent and securities intermediary party thereto (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed on August 9, 2017).

(k)(4)

Third Amended and Restated Loan Agreement, dated as of May 15, 2018, by and among WhiteHorse Finance Credit I, LLC, as borrower, WhiteHorse Finance, Inc., as the portfolio manager, JPMorgan Chase Bank, National Association, as administrative agent, together with any lenders from time to time party thereto, and the collateral administrator, collateral agent and securities intermediary party thereto (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, filed on May 17, 2018).

(l)(1)	Opinion of Dechert LLP, special counsel for the Registrant (Incorporated by reference to Exhibit (l) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on March 31, 2017).

(l)(2)	Opinion of Dechert LLP, special counsel for the Registrant.

(m)	Not applicable.

(n)(1)	Independent Registered Public Accounting Firm Consent (Incorporated by reference to Exhibit (n)(1) to the Registrant’s Post-Effective Amendment No. 4 to the Registration Statement on Form N-2, filed on October 22, 2018).

(n)(2)	Report of Independent Registered Public Accounting Firm on Supplemental Information (Incorporated by reference to Exhibit (n)(2) to the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form N-2, filed on July 24, 2018).

(n)(3)	Consent of Dechert LLP (included in Exhibit l.1).

(n)(4)	Consent of Dechert LLP (including in Exhibit l.2).

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of the Registrant (Incorporated by reference to Exhibit (r)(1) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 25, 2012).

(r)(2)	Code of Ethics of WhiteHorse Advisers (Incorporated by reference to Exhibit (r)(2) to the Registrant’s Pre-effective Amendment No. 1 to the Registration Statement on Form N-2, filed on September 25, 2012).

(s)(1)	Form of Prospectus Supplement for Common Stock Offerings (Incorporated by reference to Exhibit (s)(1) to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on September 3, 2014).

(s)(2)	Form of Prospectus Supplement for Preferred Stock Offerings (Incorporated by reference to Exhibit (s)(2) to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on September 3, 2014).

(s)(3)	Form of Prospectus Supplement for Debt Offerings (Incorporated by reference to Exhibit (s)(3) to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on September 3, 2014).

(s)(4)	Form of Prospectus Supplement for Rights Offerings (Incorporated by reference to Exhibit (s)(4) to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on September 3, 2014).

(s)(5)	Form of Prospectus Supplement for Warrant Offerings (Incorporated by reference to Exhibit (s)(5) to the Registrant’s Pre-effective Amendment No. 2 to the Registration Statement on Form N-2, filed on September 3, 2014).

Item 27. Other Expenses of Issuance and Distribution

Legal fees and expenses	$600,000	(1)
Accounting fees and expenses	300,000	(1)
NASDAQ Global Select Market listing fees	200,000	(1)
Printing expenses	100,000	(1)
FINRA filing fee	68,750	**
SEC registration fee	52,735	**
Miscellaneous	50,000	(1)
Total	$1,371,485	(1)

(1) These amounts are estimates.

All of the expenses set forth above shall be borne by us.

Item 28. Persons Controlled by or Under Common Control

The Registrant owns 100% of the limited liability company interests of WhiteHorse Finance Warehouse, LLC, a Delaware limited liability company and of WhiteHorse Finance Credit I, LLC, a Delaware limited liability company. WhiteHorse Finance Credit I, LLC owns 100% of the limited liability company interests of WhiteHorse Finance (CA), LLC. In addition, the Registrant owns, directly or indirectly, 100% of the limited liability interests or stock, as applicable, of the following entities:

Name	Jurisdiction
WhiteHorse Crews of California Holding, Inc.	Delaware
WhiteHorse Nicholas & Associates Holding, Inc.	Delaware
WhiteHorse Pinnacle Management Holding, Inc.	Delaware
WHF PMA Holdco Blocker, LLC	Delaware

Except for WHF PMA Holdco Blocker, LLC, which was formed on July 31, 2018, all of the Registrant’s subsidiaries set forth above are included in the Registrant’s consolidated financial statements as of June 30, 2018.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s securities as of November 9, 2018:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	16
6.50% Notes due 2025	1

Item 30. Indemnification

As permitted by Section 102 of the General Corporation Law of the State of Delaware, or the DGCL, the Registrant has adopted provisions in its certificate of incorporation that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by us to the fullest extent permitted by the DGCL, subject to the requirements of the 1940 Act. Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, WhiteHorse Advisers and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Investment Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, WhiteHorse Administration or its permitted assigns, or, collectively, the Administrator, and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Each Underwriting Agreement provides that the underwriters agree to indemnify, defend and hold harmless the Registrant, its directors and officers, and any person who controls the Registrant within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, the Investment Adviser, the Administrator and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such sales agent furnished in writing by such sales agent to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the Prospectus contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such Prospectus or necessary to make such information not misleading.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Investment Adviser, and each managing director, director or executive officer of the Investment Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “The Adviser and the Administrator.” Additional information regarding the Investment Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-76984), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, WhiteHorse Finance, Inc., 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131;

(2) the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219;

(3) the Custodian, The Bank of New York Mellon, One Wall Street, New York, New York 10286; and

(4) the Investment Adviser, H.I.G. WhiteHorse Advisers, LLC, 1450 Brickell Avenue, 31st Floor, Miami, Florida 33131.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

The Registrant hereby undertakes:

(1)	To suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the NAV declines more than ten percent from its NAV as of the effective date of the registration statement; or (2) the NAV increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	In the event that the securities being registered are to be offered to existing shareholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering;

(4)	(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	(a)	For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, in the State of Florida, on this 13th day of November, 2018.

WHITEHORSE FINANCE, INC.

By:	/s/ Edward J. Giordano
Name: Edward J. Giordano
Title: Interim Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stuart Aronson	Chief Executive Officer and Director	November 13, 2018
Stuart Aronson	(Principal Executive Officer)

/s/ Edward J. Giordano	Interim Chief Financial Officer	November 13, 2018
Edward J. Giordano	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	November 13, 2018
John Bolduc

*	Director	November 13, 2018
Kevin F. Burke

*	Director	November 13, 2018
Jay Carvell

*	Director	November 13, 2018
Rick P. Frier

*	Director	November 13, 2018
Rick D. Puckett

*	Director	November 13, 2018
G. Stacy Smith

*	Signed by Stuart Aronson and Edward J. Giordano on behalf of those identified pursuant to their designation as attorneys-in-fact signed March 31, 2017 and July 16, 2018.